Mail Stop 4561

January 9, 2006

Sallie Krawcheck
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re:** **Citigroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 28, 2005**
> **File No. 001-09924**

Dear Ms. Krawcheck:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker, Jr.
Senior Assistant Chief
Accountant